Exhibit 99.1

Qihoo 360 Announces Completion of Merger

BEIJING, July 15, 2016 -- Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today announced the completion of the merger pursuant to the previously announced agreement and plan of merger, dated December 18, 2015 (the “Merger Agreement”), by and among the Company, Tianjin Qixin Zhicheng Technology Co., Ltd., Tianjin Qixin Tongda Technology Co., Ltd., True Thrive Limited (“Midco”), New Summit Limited, and solely for purposes of Section 6.19 of the Merger Agreement, Global Village Associates Limited and Young Vision Group Limited. As a result of the merger, the Company became a wholly owned subsidiary of Midco and will cease to be a publicly traded company.

In accordance with the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on March 30, 2016, each of the Company’s class A and class B ordinary shares (the “Shares”) has been cancelled in exchange for the right to receive $51.33 in cash without interest, and each American Depositary Share (“ADS”) of the Company, every two ADSs representing three class A ordinary shares, has been cancelled in exchange for the right to receive $77.00 in cash without interest, except for (a) certain Shares (including Shares represented by ADSs) owned by entities controlled by Mr. Hongyi Zhou, chairman and chief executive officer of the Company, and Mr. Xiangdong Qi, director and president of the Company, and the Company’s treasury shares, which have been cancelled with no payment or distribution with respect thereto; and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which have been cancelled in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

Registered shareholders immediately prior to the effective time of the merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their Shares in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their Shares. Payment of the merger consideration will be made to holders of ADSs as soon as practicable after Bank of New York Mellon, the ADS depositary, receives the aggregate merger consideration payable to holders of ADSs from the paying agent.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) be suspended as of 4:00 p.m. (New York time) on July 15, 2016. The Company requested that the NYSE file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements that express the Company's current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminologies such as “if,” “will,” “expected” and similar statements. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574

E-mail: ir@360.cn

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